
ASSET REGISTER
CNC Lathe
66.7%
Asset Recent Activities
52373
877
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48315
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$169,794,765.14

INVEST IN **EAMS TECHNOLOGIES INC**

Collect, Analyze, Act

LEAD INVESTOR



Michael Diglio

As an investor, I'm constantly on the lookout for innovative companies that are pushing the boundaries of what's possible. In my search, I've found a remarkable organization that stands out from the rest: EAMS Technologies. EAMS Technologies is more than just a company; it's a vision for the future. Their commitment to harnessing cutting-edge technology to deliver top-notch products and services is truly impressive. The dedication, passion, and expertise they bring to their work are evident in their results. Investing in EAMS Technologies was a decision made easy by their strong leadership team, sound business strategies, and a clear vision for the future. Their team's dedication to driving forward with innovative solutions and fostering a culture of excellence is inspiring. I am confident that EAMS Technologies will continue to thrive and succeed in the marketplace. It's not just about their products or services; it's about their attitude towards innovation, their passion for their work, and their commitment to their customers. I am proud to endorse and invest in EAMS Technologies, a company that truly embodies the spirit of innovation, and I am looking forward to witnessing the amazing things they will undoubtedly accomplish in the future.

Invested $25,000 this round

Highlights

1. World-class team with experience scaling companies to $25M+ ARR, 10 Exits
2. We're ready for scaling with a market-ready and proven product, already generating $350K+ ARR.
3. The ioX platform has a proven track record, currently managing over $3Billion worth of assets.
4. 25,000 assets and 250,000 sensors actively managed, generating 75 million data points monthly
5. Over 200,000 Work Actions processed in 2022 alone
6. ioX is positioned to disrupt a fast-growing $300Billion digital transformation market
7. Scalable technology with global reach
8. 2022-2023: 250% projected year over year growth (not guaranteed)

Our Team



Ockert Fourie CEO - Founder

Background in Industrial Engineering with 15+ years experience in the asset management systems, IoT, machine learning & technology space. Extensive business management and development experience.

By integrating IoT with analytics and automated business processes, organizations can achieve elevated levels of maintenance effectiveness and maturity. IoT technology facilitates the transition from manual inspections to automated data collection, reducing data quality issues and significantly improving data quantity and integrity.



Donald Scraper Director - Global Sales

Industrial Engineering with 30 years of experience in the EAM/CMMS space with 8 of the major suppliers; 15 years senior roles in Sales and Business Development. Extensive experience with start-ups leading to successful buyouts & acquisitions.

Collect. Analyze. Act


ioX-Connect
ioX-Connect
Collect. Analyze. Act



Introduction

In today's business climate, digital transformation is a necessity. ioX-Connect's single cost-effective platform drives this change by building on the three pillars of ioT digital transformation:

Collect. Analyze. Act.

The ioX Solutions Ecosystem allows businesses to seamlessly deploy, collect, analyze and act on multiple sets and sources of IoT data inside one cloud-based solution suite, alerting users to issues, analysis, trends, and response actions based on these insights.


TAKE A BREAK
EAT
SLEEP
CHILL

The Problem

Industries that heavily rely on assets often face a shared challenge: efficiently managing **vast amounts of performance data that are dispersed across multiple systems, data silos, and aging infrastructure.** This task is frequently accomplished through manual, non-standard, and outdated processes.

This results in **higher maintenance costs, unpredictable asset performance, limited operational visibility**, diminished data integrity and loss of context.

The Problem

The Data Show...

Deferred maintenance due to poor operational visibility costs **10x** more than regular maintenance

20% loss of production capacity due to poor maintenance practices

$22,000 per minute, the average cost of unplanned downtime in asset intensive industries

40% maintenance cost reduction when performing predictive maintenance compared to reactive

43% of all technology spending will be towards digital transformation to address these issues

Elements of the Problem

- Most companies still use manual processes, spreadsheets and logs to record asset data.
- Dispersed and siloed software solutions that do not interact/ communicate with each other.
- Accessing real-time asset data requires implementing multiple systems with limited reporting/ analytical capabilities.
- Complex systems that are not user friendly and difficult to navigate resulting in poor user adoption, poor data and poor reporting.
- Most solutions offer no customization, forcing companies to fit into a particular "box"

Collect. Analyze. Act.

ioX-Connect™ | Digital Transformation Platform empowers customers to:

Collect Asset Data using ioX Sensors

1. The sensor catalog provided by ioX enables operators to install, track, and monitor essential operational data sources using ioX Wireless Sensors.
2. Integrate data from a variety of business tools, such as ERP, BIM, Production Systems, DCS, PLC, SCADA, and collect information from condition inspections like IR Thermography, Lubrication Analysis, and External Maintenance Activities.

Analyze Asset Data through ioX Analytics

1. Analyzing asset data by leveraging business rules, Machine Learning (ML), employing Artificial Intelligence (AI) techniques, and incorporating business processes.
2. Tracks KPIs, interact with asset data through Asset Health Dashboards, Reports and the ioX-Analytics Module.

Act on Asset Data with ioX CMMS



Install Sensor Monitoring Points
Collect Asset Data
Analyze Asset Data
Visualize Asset Data
Digital Transformation Cycle

1. AI-generated actions, events, notifications, and workflows support predictive, preventative, prescriptive, and other enterprise asset management activities, as well as work order management.

The Solution

How it Works


Sensor/ Machine data transmitted to ioX cloud services
Attach wireless sensors to equipment/ facilities you want to monitor
Plug in the ioX Sensor Gateway
Automate maintenance processes, trigger maintenance and track equipment conditions in real-time. Analyze trends with interactive analytics and receive notifications the moment something goes wrong.

ioX-Connect Remote Monitoring Systems enable "things/ equipment" to speak. Wireless sensors, gateways and software give a voice to the IoT (Internet of Things) and allow businesses to leverage data, protect resources, save time & money.

The ioX Digital Transformation Solution

ioX Platform

- 80+ Different sensor types allows for almost any monitoring scenario
- Easy to use, IoT network up and running in <15mins
- Allow technicians, contractors & 3rd parties to request work
- Assign & track all maintenance activities & work orders



- Automatically trigger maintenance from sensor readings/ alarms
- Easily plan & schedule preventative maintenance
- Utilize built-in analytics to drill-down into operational performance
- A single solution that covers IoT, Maintenance & Analytics - No need for multiple providers

ioX-Connect modules can be implemented as stand-alone/ targeted solutions, addressing specific operational and asset reliability concerns or as an end-to-end platform for asset performance management potentially saving customers thousands if not hundreds of thousands of $$ annually

The Competition

Digital Transformation Journey


ioX-Connect
CMMS Solution Providers
IoT Solution Providers
Analytics Solutions Providers
Completeness of Vision
Digital Transformation: From Manual to Full Asset Performance Management

Why now?

1 Growth

The digital transformation market is growing at an exponential rate year on year with a predicted market size exceeding **$1.1 trillion by 2028**

2 Market Interest

65% of companies have a positive outlook on digital transformation and their ability to use it for improved productivity

3 Inflection Point

Heavy industry is at an inflection point where digital transformation and the need to fast track to a smarter way of doing maintenance is vital to remain competitive in the next few years

4 Massive Gap

Only **39%** of maintenance managers are using a digital solution to track and manage maintenance activities

5 COVID-19

Few organizations were ready to face the challenges, others were not ready at all due to a **lack of digital strategy** and other important tools or infrastructure required for smooth functioning.

6 Other Movements

- Microsoft investing over **$5 billion** in intelligent edge technologies
- Over **$20 billion** in recent acquisitions to merge multiple technologies that ioX-Connect offers as standard

Why Now?

Internet of Things (IoT) Digital Transformation Market Growth


$1,250B
$1,000B
$750B
$500B
$250B
$263B
$335B
$426B
$542B
$689B
$876B
$1,114B


$0B
2022
2023
2024
2025
2026
2027
2028
IoT / Digital Transformation Market

Business Model

Our primary revenue model revolves around a subscription-based Software-as-a-Service (SaaS) that caters to the specific needs of our customers across the three essential aspects of Digital Transformation: collecting, analyzing, and acting upon operational data. With a flexible solutions architecture that prioritizes meeting our customers' requirements and budget, ioX-Connect goes above and beyond our clients' expectations.

Our professional services division employs years of experience in implementing and providing training in various industries to assist and guide customers in their journey towards excellence, from conception to execution and utilization.

Forward-Looking Revenue Channels


B2B: PaaS
Y4 / Y5: Full transformation to hardware-agnostic [hardware-independent?] system of record for large scale sensor and systems providers.
B2C / B2B: PaaS / Haas / SaaS
Y3: Platform-as-a-Service: Expanding OEM as system integrator network offering ioX as preferred analytics platform.
HaaS / SaaS: Channel & B2B
Y2 →HaaS (Hardware-as-a-Service) OPEX Sales model both Direct and through Channel Partners
Direct To Business (B2B) → SaaS & CAPEX
Y1 → B2B Hardware CAPEX sales with SaaS Software

SaaS Traction

Up and to the right


20,000
15,000
10,000
5,000
0
Users
2023
2024
2025
2026
2027
Year
KEY TAKEAWAY:
>225%
growth in user-base year-on-year
*Growth expected by end of 2023 based on current forward order book and deferred revenue.

Forward-looking financials are projections and not guaranteed.


Business Model
Cost/Revenue Model to full escalation
$25M
$20M
$15M
$10M
$5M
$0
Revenue
2023
2024
2025
2026
2027
Time
Revenue
Costs
>200%
Year over Year Growth
Max burn of ~200k at conservative escalation with base (300k) investment.
*Growth expected by end of 2023 based on current forward order book and deferred revenue..

Forward-looking financials are projections and not guaranteed.


Q1 post-funding
RevOps team expansion, marketing budget to 10k/mo
Q3 post-funding
RevOps channel team launches; dev on ioX Ecosystem app store begins


Funded
1-Year
Q2 post-funding
Dev Team expansion, launch of reseller vertical, ioX Analysis 2.0 launches
Q4 post-funding
RevOps team expansion, implementation ecosystem team expansion; Fleet / AI modules launch

Fundraising Goal and Deliverables

Forward-looking financials are projections and not guaranteed.


What's Next for Product Development?
Phase I
Phase II
2022 - MVP Launch
Full Warehousing Module
Finish outstanding enhancements to inventory management
Fleet Management & Dispatching
Beta testing of fleet GEO tracking & fencing functionality as well as dispatching
AI engine beta & finalize learning models
Self-service analytics
Virtual remote assistant for field technicians and crews
Augmented analytics & Predictive Modeling
ioX Augmented Assistant
Remote assistant for field technicians & crews
Digital Twins Module & Functionality
2025

Forward-looking financials are projections and not guaranteed.


Leadership Team
Ockert Fourie
Founder & CEO, Industrial Engineer with 15+ years experience in the A&M technology space and a passion for solving customer problems.
Don Scraper
VP - Global Products and Services, 30+ years of experience in the CMMS/EAM/SaaS/PaaS space. Six prior start-up to exit rounds.



Tito vd Walt

CTO & Lead Engineer, leads the EAMS Dev team and plays a critical role in core product development. Spent several years with a large ERP provider as lead developer.



Matt Gilvey

Director - Revenue Operations, Startup generalist with 20+ years experience in SaaS start-ups and go-to-market strategy. Three prior start-up to exit / funded ventures.

We are here to create remarkable experiences. We get things done. Above all, we have passion for what we do, and we are proud of what we accomplish. We are relentless and driven.

Traction

Don't take it from us

FTS INTERNATIONAL | U.S. DEPARTMENT OF ENERGY Office of Science | Axium plastics
NextReam | TOMRA SORTING SOLUTIONS MINING | PROFRAC
USWS U.S. WELL SERVICES | Cosway COMPANY, INC. | Filtrine SINCE 1901

We are customer centric, focusing on the specific and unique needs of each individual customer. We've had a 0% customer churn rate since the company's inception


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De Leon Springs
Port Orange
Alexander Springs
North De Land
DeLand
Lake Kathryn
Pittman
Paisley
Lake Helen
Altoona
Orange City
Pine Lakes
Umatilla
Deltona
Seminole State Forest
DeBary
Eustis
Osteen
Farmton
Mt Dora
Sorrento
Rock Springs Run State Reserve
Sanford
Pennichaw
Lake Mary
Zellwood
Geneva
Lake Apopka North Shore
Apopka
Altamonte Springs
Oviedo
Charles H. Bronson State Forest
Winter Park
Winter Garden
Union Park
Orlando
Bithlo
Christmas
Windermere
Horizon West
Belle Isle
Doctor Phillips

Contact Us

Lake Mary, Florida

(888) 420-1786 / (407) 544-4996

wefunder@iox-connect.com

www.iox-connect.com | https://hardware.iox-connect.com

Downloads

ioX Monitoring System General Overview.pdf

Brochure - Sensors Overview.pdf

ioX-Connect 2023 Hardware Catalog.pdf